UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 4)

SEQUENOM, INC.

(Name of Subject Company)

SEQUENOM, INC.

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

817337405

(CUSIP Number of Class of Securities)

Dirk van den Boom, Ph.D.

President, Chief Executive Officer and Director

3595 John Hopkins Court

San Diego, California 92121

(858) 202-9000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

L. Kay Chandler, Esq.

Rama Padmanabhan, Esq.

Barbara L. Borden, Esq.

Cooley LLP

4401 Eastgate Mall

San Diego, CA 92121

(858) 550-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (this “Amendment”) to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) previously filed by Sequenom, Inc., a Delaware corporation (“Sequenom”), with the Securities and Exchange Commission on August 9, 2016, relating to the offer by Laboratory Corporation of America Holdings, a Delaware corporation (“Parent”) and Savoy Acquisition Corp., a Delaware corporation and a direct wholly owned subsidiary of Parent (“Purchaser”), to purchase all of the issued and outstanding shares of Sequenom common stock, including the associated preferred stock purchase rights issued under the Rights Agreement, dated March 3, 2009, as amended, between Sequenom and American Stock Transfer & Trust Company (such stock and associated rights, the “Shares”), for $2.40 per Share, in cash, without interest and less any applicable withholding taxes or other taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 9, 2016, and in the related Letter of Transmittal, each of which may be amended or supplemented from time to time.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following hereto:

Exhibit Number	Description

(a)(7)	Employee Q&A emailed to the Company’s employees and posted to the Company’s internal website on August 25, 2016.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SEQUENOM, INC.

By:	/s/ Jeffrey D. Linton
Name:	Jeffrey D. Linton
Title:	Senior Vice President, General Counsel and Secretary

Dated: August 26, 2016